UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 1999
                                            -----------------

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from___________ to__________.



                         Commission file number 2-96881
                                                -------


                           STOCK PURCHASE SAVINGS PLAN
                                       OF
                         CAROLINA POWER & LIGHT COMPANY
                         ------------------------------
                     Full title plan and the address of the
             plan, if different from that of the issuer named below



                         CAROLINA POWER & LIGHT COMPANY
                         (a North Carolina corporation)
           411 Fayetteville Street, Raleigh, North Carolina 27601-1748
           -----------------------------------------------------------
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY



                                TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
     Independent Auditors' Report ..........................................................................3

     Statement of Net Assets Available for Benefits, December 31, 1999......................................4

     Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 1999..............................................................5

     Statement of Net Assets Available for Benefits, December 31, 1998......................................6

     Statement of Changes in Net Assets Available for Benefits
          For the Period Ended December 31, 1998............................................................7

     Notes to Financial Statements.......................................................................8-13

     Schedule G Part I - Schedule of Loans in Default
          as of December 31, 1999..........................................................................14

     Schedule G Part III - Schedule of Nonexempt Transactions
          For the Year Ended December 31, 1999.............................................................15

     Schedule H Line 4i - Schedule of Assets Held for
          Investment Purposes as of December 31, 1999......................................................16

     Schedule H Line 4j - Schedule of Reportable Transactions
          For the Year Ended December 31, 1999.............................................................17

                          INDEPENDENT AUDITORS' REPORT


INDEPENDENT AUDITORS' REPORT


Stock Purchase-Savings Plan of
   Carolina Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Stock Purchase-Savings Plan of Carolina Power & Light Company as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits at December 31, 1999 and 1998, and the changes therein for the year then ended and its financial status as of December 31, 1999, and the changes therein for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1999, (2) loans in default as of December 31, 1999, (3) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1999, and (4) nonexempt transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 23, 2000

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                 Statement of Net Assets Available for Benefits
                                December 31, 1999

                                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                                              -----------------------------------------------------
                                                                                                               PARTICIPANTS' EQUITY
                                                                                                               --------------------
                                                                                          ESOP EQUITY
                                                                                          UNALLOCATED             PARTICIPANTS'
                                                                TOTAL PLAN              TO PARTICIPANTS               LOANS
                                                         --------------------    -------------------------     ---------------------

ASSETS
  Investments:

    Carolina Power & Light Company
        Common Stock                                           $ 600,163,795              $ 193,745,767            $         -
    Putnam New Opportunities Fund                                 34,912,650                          -                      -
    EuroPacific Growth Fund                                       14,906,890                          -                      -
    Fidelity Equity - Income Fund                                 88,872,466                          -                      -
    Fidelity Balanced Fund                                        13,020,666                          -                      -
    Fixed Income Fund                                             17,503,177                          -                      -
    Participants' Loans Receivable                                20,592,584                          -             20,592,584
                                                         --------------------    -------------------------     ---------------------
          Total Investments                                      789,972,228                193,745,767             20,592,584


  Dividends/Capital Gains/Interest Receivable                     10,154,722                  3,278,162                      -
  Contributions Receivable                                         7,711,673                          -                      -
  Cash and Cash Equivalents                                        5,607,033                        207                112,197
                                                         --------------------    -------------------------     ---------------------
          Total Assets                                           813,445,656                197,024,136             20,704,781
                                                         --------------------    -------------------------     ---------------------


LIABILITIES

  ESOP Loan Payable                                              158,283,229                158,283,229                      -
  Participants' Loans Payable                                     20,704,781                          -             20,704,781
  Interest Payable - ESOP Loan                                     1,582,833                  1,582,833                      -
                                                         --------------------    -------------------------     ---------------------
          Total Liabilities                                      180,570,843                159,866,062             20,704,781
                                                         --------------------    -------------------------     ---------------------



NET ASSETS AVAILABLE FOR BENEFITS                              $ 632,874,813               $ 37,158,074            $         -
                                                        =====================    =========================     =====================

                                                                                 SUPPLEMENTAL INFORMATION BY FUND
                                                          --------------------------------------------------------------------------
                                                                                      PARTICIPANTS' EQUITY
                                                          --------------------------------------------------------------------------
                                                               CAROLINA POWER               PUTNAM NEW                EUROPACIFIC
                                                              & LIGHT COMPANY             OPPORTUNITIES                 GROWTH
                                                                COMMON STOCK                   FUND                      FUND
                                                          -------------------------  ------------------------- ---------------------

ASSETS
  Investments:

    Carolina Power & Light Company
        Common Stock                                            $ 406,418,028                $         -                $         -
    Putnam New Opportunities Fund                                           -                 34,912,650                          -
    EuroPacific Growth Fund                                                 -                          -                 14,906,890
    Fidelity Equity - Income Fund                                           -                          -                          -
    Fidelity Balanced Fund                                                  -                          -                          -
    Fixed Income Fund                                                       -                          -                          -
    Participants' Loans Receivable                                          -                          -                          -
                                                        -------------------------  ------------------------- -----------------------
          Total Investments                                       406,418,028                 34,912,650                 14,906,890


  Dividends/Capital Gains/Interest Receivable                       6,876,560                          -                          -
  Contributions Receivable                                          7,711,673                          -                          -
  Cash and Cash Equivalents                                         5,494,629                          -                          -
                                                        -------------------------  ------------------------- -----------------------
          Total Assets                                            426,500,890                 34,912,650                 14,906,890
                                                        -------------------------  ------------------------- -----------------------


LIABILITIES

  ESOP Loan Payable                                                         -                          -                          -
  Participants' Loans Payable                                               -                          -                          -
  Interest Payable - ESOP Loan                                              -                          -                          -
                                                        -------------------------  ------------------------- -----------------------
          Total Liabilities                                                 -                          -                          -
                                                        -------------------------  ------------------------- -----------------------



NET ASSETS AVAILABLE FOR BENEFITS                               $ 426,500,890               $ 34,912,650               $ 14,906,890
                                                        =========================  ========================= =======================

                                                                                 SUPPLEMENTAL INFORMATION BY FUND
                                                          --------------------------------------------------------------------------
                                                                                      PARTICIPANTS' EQUITY
                                                          --------------------------------------------------------------------------
                                                           FIDELITY                   FIDELITY                    FIXED
                                                           EQUITY-                    BALANCED                   INCOME
                                                         INCOME FUND                    FUND                      FUND
                                                      -------------------------  -------------------------  ------------------------

ASSETS
  Investments:

    Carolina Power & Light Company
        Common Stock                                       $         -                $         -               $         -
    Putnam New Opportunities Fund                                    -                          -                         -
    EuroPacific Growth Fund                                          -                          -                         -
    Fidelity Equity - Income Fund                           88,872,466                          -                         -
    Fidelity Balanced Fund                                           -                 13,020,666                         -
    Fixed Income Fund                                                -                          -                17,503,177
    Participants' Loans Receivable                                   -                          -                         -
                                                     ------------------------  -------------------------  ------------------------
          Total Investments                                 88,872,466                 13,020,666                17,503,177


  Dividends/Capital Gains/Interest Receivable                        -                          -                         -
  Contributions Receivable                                           -                          -                         -
  Cash and Cash Equivalents                                          -                          -                         -
                                                     ------------------------  -------------------------  ------------------------
          Total Assets                                      88,872,466                 13,020,666                17,503,177
                                                     ------------------------  -------------------------  ------------------------


LIABILITIES

  ESOP Loan Payable                                                  -                          -                         -
  Participants' Loans Payable                                        -                          -                         -
  Interest Payable - ESOP Loan                                       -                          -                         -
                                                     ------------------------  -------------------------  ------------------------
          Total Liabilities                                          -                          -                         -
                                                     ------------------------  -------------------------  ------------------------



NET ASSETS AVAILABLE FOR BENEFITS                         $ 88,872,466               $ 13,020,666              $ 17,503,177
                                                     ========================  =========================  ========================

See Notes to Financial Statements.
------------------------------------------------------------------------------------------------------------------------------------

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1999

                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                                                       ---------------------------------------------
                                                                                                               PARTICIPANTS' EQUITY
                                                                                                               ---------------------
                                                                                           ESOP EQUITY
                                                                                           UNALLOCATED             PARTICIPANTS'
                                                                     TOTAL PLAN          TO PARTICIPANTS               LOANS
                                                              ---------------------  ------------------------  --------------------

ADDITIONS TO NET ASSETS
    Investment Income:

        Dividends/Capital Gains                                      $ 53,598,920               $ 13,087,899              $        -
        Net Apppreciation (Depreciation) in Fair Value               (309,692,859)              (110,220,765)                      -
        Interest                                                        2,100,373                          -               1,761,374

    Contributions:

        Employer                                                       28,950,879                  6,578,951                       -
        Participants                                                   27,697,357                          -                       -
                                                              --------------------  -------------------------  ---------------------

            Total Additions to Net Assets                            (197,345,330)               (90,553,915)              1,761,374
                                                              --------------------  -------------------------  ---------------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                                   11,026,734                  9,774,531               1,252,203
    Allocation of Shares                                               23,287,834                 23,287,834                       -
    Distribution of Benefits                                           59,755,414                          -                       -
    Administrative Expense                                                569,904                          -                 509,171
                                                              --------------------  -------------------------  ---------------------

            Total Deductions from Net Assets                           94,639,886                 33,062,365               1,761,374
                                                              --------------------  -------------------------  ---------------------

NET INCREASE (DECREASE) IN NET ASSETS                                (291,985,216)              (123,616,280)                      -
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                                                     -                          -                       -
NET ASSETS - DECEMBER 31, 1998                                        924,860,029                160,774,354                       -
                                                              --------------------  -------------------------  ---------------------

NET ASSETS - DECEMBER 31, 1999                                      $ 632,874,813               $ 37,158,074              $        -
                                                              ====================  =========================  =====================

                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                              ----------------------------------------------------------------------
                                                                                              PARTICIPANTS' EQUITY
                                                              ----------------------------------------------------------------------
                                                                   CAROLINA POWER                PUTNAM NEW             EUROPACIFIC
                                                                  & LIGHT COMPANY              OPPORTUNITIES              GROWTH
                                                                   COMMON STOCK                    FUND                    FUND
                                                              --------------------------   ------------------------  ---------------

ADDITIONS TO NET ASSETS
    Investment Income:

        Dividends/Capital Gains                                     $ 26,260,144                $ 2,528,618              $ 550,198
        Net Apppreciation (Depreciation) in Fair Value              (212,358,497)                11,311,153              4,410,077
        Interest                                                         338,999                          -                      -

    Contributions:

        Employer                                                      22,371,928                          -                      -
        Participants                                                  14,496,426                  2,942,705              1,178,967
                                                              -------------------   ------------------------  ---------------------

            Total Additions to Net Assets                           (148,891,000)                16,782,476              6,139,242
                                                              -------------------   ------------------------  ---------------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                                           -                          -                      -
    Allocation of Shares                                                       -                          -                      -
    Distribution of Benefits                                          48,602,471                  1,297,817                608,779
    Administrative Expense                                                 9,484                          -                      -
                                                              -------------------   ------------------------  ---------------------

            Total Deductions from Net Assets                          48,611,955                  1,297,817                608,779
                                                              -------------------   ------------------------  ---------------------

NET INCREASE (DECREASE) IN NET ASSETS                               (197,502,955)                15,484,659              5,530,463
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                                            6,747,794                  2,733,266              1,387,760
NET ASSETS - DECEMBER 31, 1998                                       617,256,051                 16,694,725              7,988,667
                                                              -------------------   ------------------------  ---------------------

NET ASSETS - DECEMBER 31, 1999                                     $ 426,500,890               $ 34,912,650           $ 14,906,890
                                                              ===================   ========================  =====================


                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                              ----------------------------------------------------------------------
                                                                                              PARTICIPANTS' EQUITY
                                                              ----------------------------------------------------------------------
                                                                   FIDELITY                  FIDELITY             FIXED
                                                                   EQUITY-                   BALANCED             INCOME
                                                                 INCOME FUND                   FUND                FUND
                                                              -------------------------  -----------------  ----------------------

ADDITIONS TO NET ASSETS
    Investment Income:

        Dividends/Capital Gains                                  $ 9,299,262               $ 1,872,799               $        -
        Net Apppreciation (Depreciation) in Fair Value            (3,010,621)                 (864,840)               1,040,634
        Interest                                                           -                         -                        -

    Contributions:

        Employer                                                           -                         -                        -
        Participants                                               6,587,981                 1,517,278                  974,000
                                                              ---------------  ------------------------   ----------------------

            Total Additions to Net Assets                         12,876,622                 2,525,237                2,014,634
                                                              ---------------  ------------------------   ----------------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                                       -                         -                        -
    Allocation of Shares                                                   -                         -                        -
    Distribution of Benefits                                       7,113,504                   896,767                1,236,076
    Administrative Expense                                                 -                         -                   51,249
                                                              ---------------  ------------------------   ----------------------

            Total Deductions from Net Assets                       7,113,504                   896,767                1,287,325
                                                              ---------------  ------------------------   ----------------------

NET INCREASE (DECREASE) IN NET ASSETS                              5,763,118                 1,628,470                  727,309
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                                      (10,567,241)                  165,595                 (467,174)
NET ASSETS - DECEMBER 31, 1998                                    93,676,589                11,226,601               17,243,042
                                                              ---------------  ------------------------   ----------------------

NET ASSETS - DECEMBER 31, 1999                                  $ 88,872,466              $ 13,020,666             $ 17,503,177
                                                              ===============  ========================   ======================

See Notes to Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                 Statement of Net Assets Available for Benefits
                                December 31, 1998


                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                                                       ---------------------------------------------
                                                                                                                PARTICIPANTS' EQUITY
                                                                                                               ---------------------
                                                                                          ESOP EQUITY
                                                                                          UNALLOCATED             PARTICIPANTS'
                                                                TOTAL PLAN              TO PARTICIPANTS               LOANS
                                                         -------------------------  -------------------------  ---------------------

ASSETS
  Investments:

    Carolina Power & Light Company
        Common Stock                                                $ 911,584,248              $ 327,254,365            $         -
    Putnam New Opportunities Fund                                      16,694,725                          -                      -
    EuroPacific Growth Fund                                             7,988,667                          -                      -
    Fidelity Equity - Income Fund                                      93,676,589                          -                      -
    Fidelity Balanced Fund                                             11,226,601                          -                      -
    Fixed Income Fund                                                  17,243,042                          -                      -
    Participants' Loans Receivable                                     21,309,019                          -             21,309,019
                                                         -------------------------  -------------------------  ---------------------
          Total Investments                                         1,079,722,891                327,254,365             21,309,019


  Dividends/Capital Gains/Interest Receivable                           9,684,826                  3,476,806                      -
  Contributions Receivable                                              8,001,332                          -                      -
  Cash and Cash Equivalents                                            19,149,302                          7                432,479
                                                         -------------------------  -------------------------  ---------------------
          Total Assets                                              1,116,558,351                330,731,178             21,741,498
                                                         -------------------------  -------------------------  ---------------------


LIABILITIES

  ESOP Loan Payable                                                   168,274,083                168,274,083                      -
  Participants' Loans Payable                                          21,741,498                          -             21,741,498
  Interest Payable - ESOP Loan                                          1,682,741                  1,682,741                      -
                                                         -------------------------  -------------------------  ---------------------
          Total Liabilities                                           191,698,322                169,956,824             21,741,498
                                                         -------------------------  -------------------------  ---------------------



NET ASSETS AVAILABLE FOR BENEFITS                                   $ 924,860,029              $ 160,774,354            $         -
                                                         =========================  =========================  =====================


                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                             -----------------------------------------------------------------------
                                                                                             PARTICIPANTS' EQUITY
                                                               ---------------------------------------------------------------------
                                                                 CAROLINA POWER               PUTNAM NEW          EUROPACIFIC
                                                                & LIGHT COMPANY             OPPORTUNITIES           GROWTH
                                                                  COMMON STOCK                   FUND                FUND
                                                        -------------------------  ------------------------- ---------------------

ASSETS
  Investments:

    Carolina Power & Light Company
        Common Stock                                          $ 584,329,883                $         -                 $        -
    Putnam New Opportunities Fund                                         -                 16,694,725                          -
    EuroPacific Growth Fund                                               -                          -                  7,988,667
    Fidelity Equity - Income Fund                                         -                          -                          -
    Fidelity Balanced Fund                                                -                          -                          -
    Fixed Income Fund                                                     -                          -                          -
    Participants' Loans Receivable                                        -                          -                          -
                                                        --------------------  ------------------------- --------------------------
          Total Investments                                     584,329,883                 16,694,725                  7,988,667


  Dividends/Capital Gains/Interest Receivable                     6,208,020                          -                          -
  Contributions Receivable                                        8,001,332                          -                          -
  Cash and Cash Equivalents                                      18,716,816                          -                          -
                                                        --------------------  ------------------------- --------------------------
          Total Assets                                          617,256,051                 16,694,725                  7,988,667
                                                        --------------------  ------------------------- --------------------------


LIABILITIES

  ESOP Loan Payable                                                       -                          -                          -
  Participants' Loans Payable                                             -                          -                          -
  Interest Payable - ESOP Loan                                            -                          -                          -
                                                        --------------------  ------------------------- --------------------------
          Total Liabilities                                               -                          -                          -
                                                        --------------------  ------------------------- --------------------------



NET ASSETS AVAILABLE FOR BENEFITS                             $ 617,256,051               $ 16,694,725                $ 7,988,667
                                                        ====================  ========================= ==========================


                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                             -----------------------------------------------------------------------
                                                                                             PARTICIPANTS' EQUITY
                                                               ---------------------------------------------------------------------
                                                                    FIDELITY                   FIDELITY                 FIXED
                                                                    EQUITY-                    BALANCED                INCOME
                                                                  INCOME FUND                    FUND                   FUND
                                                        -------------------------  -------------------------  ---------------------

ASSETS
  Investments:

    Carolina Power & Light Company
        Common Stock                                            $         -                $         -               $         -
    Putnam New Opportunities Fund                                         -                          -                         -
    EuroPacific Growth Fund                                               -                          -                         -
    Fidelity Equity - Income Fund                                93,676,589                          -                         -
    Fidelity Balanced Fund                                                -                 11,226,601                         -
    Fixed Income Fund                                                     -                          -                17,243,042
    Participants' Loans Receivable                                        -                          -                         -
                                                        --------------------  -------------------------  ------------------------
          Total Investments                                      93,676,589                 11,226,601                17,243,042


  Dividends/Capital Gains/Interest Receivable                             -                          -                         -
  Contributions Receivable                                                -                          -                         -
  Cash and Cash Equivalents                                               -                          -                         -
                                                        --------------------  -------------------------  ------------------------
          Total Assets                                           93,676,589                 11,226,601                17,243,042
                                                        --------------------  -------------------------  ------------------------


LIABILITIES

  ESOP Loan Payable                                                       -                          -                         -
  Participants' Loans Payable                                             -                          -                         -
  Interest Payable - ESOP Loan                                            -                          -                         -
                                                        --------------------  -------------------------  ------------------------
          Total Liabilities                                               -                          -                         -
                                                        --------------------  -------------------------  ------------------------



NET ASSETS AVAILABLE FOR BENEFITS                              $ 93,676,589               $ 11,226,601              $ 17,243,042
                                                        ====================  =========================  ========================

See Notes to Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1998

                                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                                                                  --------------------------------------------------
                                                                                                                PARTICIPANTS' EQUITY
                                                                                                                --------------------
                                                                                               ESOP EQUITY
                                                                                               UNALLOCATED             PARTICIPANTS'
                                                                     TOTAL PLAN              TO PARTICIPANTS               LOANS
                                                              -------------------------  -------------------------  ----------------

ADDITIONS TO NET ASSETS
    Investment Income:

        Dividends/Capital Gains                                    $ 45,790,000               $ 13,974,047              $        -
        Net Apppreciation in Fair Value                             101,583,188                 32,794,049                       -
        Interest                                                      2,921,798                          -               1,902,264

    Contributions:

        Employer                                                     22,246,450                  5,561,911                       -
        Participants                                                 27,540,722                          -                       -
                                                              ------------------  -------------------------  ----------------------

            Total Additions to Net Assets                           200,082,158                 52,330,007               1,902,264
                                                              ------------------  -------------------------  ----------------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                                 11,827,059                 10,357,936               1,469,123
    Allocation of Shares                                             24,763,719                 24,763,719                       -
    Distribution of Benefits                                         73,739,535                          -                       -
    Administrative Expense                                              433,141                          -                 433,141
                                                              ------------------  -------------------------  ----------------------

            Total Deductions from Net Assets                        110,763,454                 35,121,655               1,902,264
                                                              ------------------  -------------------------  ----------------------

NET INCREASE IN NET ASSETS                                           89,318,704                 17,208,352                       -
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                                                   -                          -                       -
NET ASSETS - DECEMBER 31, 1997                                      835,541,325                143,566,002                       -
                                                              ------------------  -------------------------  ----------------------

NET ASSETS - DECEMBER 31, 1998                                    $ 924,860,029              $ 160,774,354              $        -
                                                              ==================  =========================  ======================


                                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                                              ----------------------------------------------------------------------
                                                                                                PARTICIPANTS' EQUITY
                                                              ----------------------------------------------------------------------
                                                                CAROLINA POWER                PUTNAM NEW                EUROPACIFIC
                                                               & LIGHT COMPANY              OPPORTUNITIES                GROWTH
                                                                COMMON STOCK                    FUND                      FUND
                                                            -------------------------   ------------------------  ------------------

ADDITIONS TO NET ASSETS
    Investment Income:

        Dividends/Capital Gains                                  $ 24,706,654                  $ 514,168                 $ 428,397
        Net Apppreciation in Fair Value                            60,096,287                  2,410,047                   604,617
        Interest                                                            -                          -                         -

    Contributions:

        Employer                                                   16,684,539                          -                         -
        Participants                                               14,306,550                  2,315,817                 1,117,756
                                                            ------------------   ------------------------  ------------------------

            Total Additions to Net Assets                         115,794,030                  5,240,032                 2,150,770
                                                            ------------------   ------------------------  ------------------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                                        -                          -                         -
    Allocation of Shares                                                    -                          -                         -
    Distribution of Benefits                                       65,015,627                    591,699                   327,628
    Administrative Expense                                                  -                          -                         -
                                                            ------------------   ------------------------  ------------------------

            Total Deductions from Net Assets                       65,015,627                    591,699                   327,628
                                                            ------------------   ------------------------  ------------------------

NET INCREASE IN NET ASSETS                                         50,778,403                  4,648,333                 1,823,142
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                                        (6,663,884)                 3,454,157                  (259,922)
NET ASSETS - DECEMBER 31, 1997                                    573,141,532                  8,592,235                 6,425,447
                                                            ------------------   ------------------------  ------------------------

NET ASSETS - DECEMBER 31, 1998                                  $ 617,256,051               $ 16,694,725               $ 7,988,667
                                                            ==================   ========================  ========================

                                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                                              ----------------------------------------------------------------------
                                                                                                PARTICIPANTS' EQUITY
                                                              ----------------------------------------------------------------------
                                                                FIDELITY                  FIDELITY                    FIXED
                                                                 EQUITY-                   BALANCED                   INCOME
                                                               INCOME FUND                   FUND                      FUND
                                                          -------------------------  ------------------------   --------------------

ADDITIONS TO NET ASSETS
    Investment Income:

        Dividends/Capital Gains                                 $ 5,158,407               $ 1,008,327               $        -
        Net Apppreciation in Fair Value                           4,952,482                   725,706                        -
        Interest                                                          -                         -                1,019,534

    Contributions:

        Employer                                                          -                         -                        -
        Participants                                              7,314,885                 1,519,593                  966,121
                                                         -------------------  ------------------------   ----------------------

            Total Additions to Net Assets                        17,425,774                 3,253,626                1,985,655
                                                         -------------------  ------------------------   ----------------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                                      -                         -                        -
    Allocation of Shares                                                  -                         -                        -
    Distribution of Benefits                                      5,739,424                   661,525                1,403,632
    Administrative Expense                                                -                         -                        -
                                                         -------------------  ------------------------   ----------------------

            Total Deductions from Net Assets                      5,739,424                   661,525                1,403,632
                                                         -------------------  ------------------------   ----------------------

NET INCREASE IN NET ASSETS                                       11,686,350                 2,592,101                  582,023
NET TRANSFERS AMONG INVESTMENT
    OPTIONS                                                       2,812,201                 1,214,195                 (556,747)
NET ASSETS - DECEMBER 31, 1997                                   79,178,038                 7,420,305               17,217,766
                                                         -------------------  ------------------------   ----------------------

NET ASSETS - DECEMBER 31, 1998                                 $ 93,676,589              $ 11,226,601             $ 17,243,042
                                                         ===================  ========================   ======================

See Notes to Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                          Notes to Financial Statements
                    Periods Ended December 31, 1999 and 1998


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Stock Purchase-Savings Plan's (the "Plan") investments in the common stock of Carolina Power & Light Company (the "Company"), the Putnam New Opportunities Fund, the EuroPacific Growth Fund, the Fidelity Equity-Income Fund and the Fidelity Balanced Fund are carried at fair value determined by quoted prices in an active market. The investment in the Fixed Income Fund is carried at cost plus accrued appreciation (depreciation) which approximates fair value. Participants' loan receivables are valued at cost which approximates fair value. The Plan's investment options are described in Note 3.

Dividends, interest and other income are accrued as earned, and expenses are accrued as incurred. Benefits are recorded when paid.

The expenses incurred by Wachovia Bank of North Carolina, N.A. (the "Trustee" - see Note 5) and ADP, Inc., the third-party administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by the Company.

Cash and cash equivalents include funds invested in Wachovia Bank's Short Term Investment Fund (STIF) which is a money market fund (see Note 4).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

In order to upgrade the computer system to accept the enhanced Plan features and to link the Company's, the Third Party Administrator's and the Trustee's computer systems, a transaction moratorium, which limited access to account transactions, was in place from September 20, 1998 to January 3, 1999.

2.    DESCRIPTION OF THE PLAN

General Information Regarding the Plan
--------------------------------------

The purposes of the Plan are to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other investments. The notes which follow provide a high level summary of Plan features. The Summary Plan Description and Prospectus for the Plan should be consulted for Plan details and limitations.

Participation in the Plan
-------------------------

Generally, all full-time employees of the Company who are at least 18 years of age are eligible to participate in the Plan on their first day of employment. Certain part-time employees are also eligible. Only persons treated as employees of the Company for federal tax purposes may participate in the Plan. Independent contractors, leased employees and employees of Company non-participating subsidiaries are not eligible (see Note 5). If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment alternatives. Retired participants and former Company employees who now work for Company non-participating subsidiaries may retain investments in the Plan but may not continue to make contributions to the Plan.

Employee Contributions Under the Plan
-------------------------------------

Employees who have eligible earnings equal to or less than a certain level ($80,000 for 1999 and 1998) may contribute 2%, 4%, 6%, 8%, 10%, 12% or 14% (see
Note 5) of their before-tax eligible earnings (the "Deferred Contribution"). Effective May 1, 1998, the maximum contribution was increased to 16%. Employees with earnings above this level may contribute 2%, 4%, 6%, 8%, 10% or 12% of their before-tax eligible earnings. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $10,000 for 1999 and 1998. Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have eligible earnings equal to or less than a specified level ($80,000 for 1999 and 1998) may elect to contribute an additional after-tax amount equal to 2%, 4%, 6%, 8%, 10%, 12% or 14% of their pay (effective May 1, 1998, a maximum of 16%). Employees with earnings above this level may contribute an additional amount equal to 2%, 4%, 6%, 8%, 10% or 12% of their pay. These additional contributions are made after-tax and are not matched by the Company. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 16%.

Company Contributions Under the Plan
------------------------------------

At the time employee contributions are made, the Company's matching allocations are made to the Plan in an amount (the "Automatic SPSP Company-match") equal to 50% of the first 6% of each employee's before-tax contributions. All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company.

The Plan also has an incentive feature (the "Employee Stock Incentive Plan Match") which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. All employees eligible to participate in the Plan are eligible for these additional Company matching allocations. Those eligible employees who do not contribute to the Plan are, for the purpose of determining the additional Company matching allocations, assumed to have made a before-tax contribution of 2% to the Plan. The Company made Employee Stock Incentive Plan Matching allocations of $7.7 million for the Plan year ended December 31, 1999 and $8.0 million for the Plan year ended December 31, 1998.

Employees are 100 percent vested in the contributions they have made to the Plan and 100 percent vested in the investment earnings credited on such contributions. Upon attaining five years of service with the Company, employees are 100 percent vested in all Company matches that have been made to their accounts. Employees with less than five years of service will be vested in the Automatic SPSP Company-match and the Employee Stock Incentive Plan Match at the end of the second Plan year after the year in which the matching allocations and the additional matching allocations were allocated to the employee's account.

Employee Stock Ownership Plan
-----------------------------

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the CP&L Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including interest, are $19,865,293 for each of the years 2000 through 2004 and a total of $117,572,824 from 2005 through 2010. The ESOP Loan is secured by the ESOP Stock Suspense Account shares in the Plan, which totaled 6,365,364 shares at December 31, 1999. During the 1999 Plan year, 588,248 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Investment of Funds
-------------------

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options described in Note 3. Employee contributions to the Plan can be allocated to one or more of the investment options in increments of 5% (see Note 5); however, a minimum of 25% of the first 6% of Deferred Contributions must be invested in Company common stock. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options subject to certain limitations. All Company matching allocations and any dividends on stock purchased with Company matching allocations will be invested in common stock of the Company.

For employees age 55 and older who have participated in the Plan for at least 10 years, the Company offers diversification of a portion of a participant's accumulated investment in Company common stock acquired after 1986. Qualified participants can elect annually, for a maximum of six years, to transfer to one or more of the remaining investment options up to 25% (50% in the final year of election) of 1) Company common stock acquired by the participant, 2) Company matching allocations and 3) dividends on Company common stock accrued after 1986. At retirement, all contributions made by the participant in Company common stock may be diversified.

Retirement, Death, or Termination of Employment
-----------------------------------------------

Participants with five or more years of service with the Company are vested with respect to all Company matching allocations. Generally, participants leaving the employ of the Company with less than five years of service forfeit non-vested Company matching allocations. In the case of an employee's death, retirement or termination of employment with at least five years of service with the Company, all employee and Company matching allocations, including those otherwise non-vested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited matching allocations are used by the Plan to reduce future matching allocations otherwise required from the Company. These forfeited matching allocations were approximately $281,000 in 1999 and $336,000 in 1998. As of December 31, 1999, $930,280 had been approved for payment to withdrawing participants, but had not been paid as of that date.

Withdrawals
-----------

Participants may withdraw certain funds while employed at the Company. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). In general, withdrawals of before-tax contributions - whether the contributions were from the employee or from the Company - and their earnings are not permitted. However, under certain specified circumstances, the IRS will allow limited withdrawals of before-tax contributions. Financial hardship withdrawals are permitted when an employee has a substantiated "immediate and heavy" financial need. Once reaching age 59 1/2, employees may make a non-hardship withdrawal of before-tax contributions without having to meet the hardship requirements.

Loans
-----

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $1,000. The maximum is 50 percent of the participant's account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. The interest rate for loans is determined periodically by the Plan's Committee, and is set at a reasonable amount in accordance with IRS regulations. Interest rates ranged from 8.25% to 8.75% during 1999. Principal and interest are paid ratably through monthly payroll deductions. Loans from the Plan must be repaid within five years or when employment is terminated at CP&L, whichever happens first. At December 31, 1999 and 1998, there were approximately $20.6 million and $21.3 million, respectively, of receivables for loans to participants. The loans are funded with a borrowing arrangement by the Plan with an outside lending institution. The borrowings bear interest at the One-month London Inter-Bank Offered Rate (LIBOR). For 1999 and 1998, the One-month rate averaged 5.25% and 5.57%, respectively.

Federal Income Taxes
--------------------

The Plan obtained its latest determination letter on May 16, 1996, in which the Internal Revenue Service stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan's financial statements.

Termination of the Plan
-----------------------

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

3.    INVESTMENTS

CP&L Common Stock Fund
----------------------

The CP&L Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account (see Note 2). The price at which such released shares are allocated to Plan participants is the closing price per share quoted in the Wall Street Journal on the day prior to participant allocation (see Note 5). In addition, the CP&L Common Stock Fund may use available cash from contributions and dividends to purchase CP&L common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market and for authorized but unissued shares for employee accounts will be the pay day closing price. No brokerage commission or other charges shall be deducted. The total annual return of the Company's common stock was (32.01)% for 1999 and 16.04% for 1998.

The CP&L common stock fund was converted from share to unitized accounting during a transaction moratorium (see Note 1). This changeover required a conversion of a small portion of the CP&L common stock fund into a cash reserve during the moratorium. The reserve is necessary to provide the liquidity required to process fund transfers by the close of market each day. The cash reserve generally represents between 1 and 3 percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 1999 and December 31, 1998, the reserve totaled approximately $5.5 million and $18.7 million respectively.

Putnam New Opportunities Fund
-----------------------------

The Putnam New Opportunities Fund ("New Opportunities Fund") invests principally in common stocks of companies in sectors which Putnam Investments believes possess above-average long-term growth potential. The New Opportunities Fund seeks long-term capital appreciation from stocks of smaller to midsize companies and targets sectors of the economy that are expanding rapidly and then selects fast-growing companies within these sectors. It has a relatively higher risk as compared to certain other options in the Plan, but has potential for higher returns over a long-term horizon. Current income from dividends is only an incidental consideration. Income earned on the New Opportunities Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return of the New Opportunities Fund was 69.66% in 1999 and 24.55% in 1998.

EuroPacific Growth Fund
-----------------------

The EuroPacific Growth Fund of Capital Research and Management Company ("EuroPacific Fund") invests principally in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. The EuroPacific Fund seeks long-term growth of capital by investing in securities of companies located outside the U. S. and has relatively higher market risk as compared to certain other options in the Plan, but has potential for higher returns over a long-term horizon. The fund is also affected by the fluctuating value of the American dollar in relation to foreign currencies. Income earned on the EuroPacific Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return for the EuroPacific Fund was 56.97% in 1999 and 15.54% in 1998.

Fidelity Equity-Income Fund
---------------------------

Funds invested in the Fidelity Equity-Income mutual fund ("Equity-Income Fund") are used primarily to purchase a variety of income-producing common or preferred stocks, as well as bonds or securities which may be convertible into common stock, and other similar types of investments. Normally, at least 80% of the Equity-Income Fund's assets will be invested in such securities. The objective of the Equity-Income Fund is to produce current income while taking into account the potential for long-term growth through capital appreciation. Income earned on the Equity-Income Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return of the Equity-Income Fund was 7.15% in 1999 and 12.42% in 1998.

Fidelity Balanced Fund
----------------------

Funds in the Fidelity Balanced Fund mutual fund ("Balanced Fund") are invested in a diversified portfolio of securities, including foreign and domestic stocks and bonds. At least 25% of the Balanced Fund's total holdings will always consist of fixed-income securities. The objective of the Balanced Fund is to provide as much income as possible, through dividends and interest, while preserving capital. Income earned on the Balanced Fund is reinvested in additional fund shares. No loading or sales charges shall be applicable. The total annual return of the Balanced Fund was 8.86% in 1999 and 20.29% in 1998.

Fixed Income Fund
-----------------

Contributions to the Fixed Income Fund may be invested in the American Express Income Fund I. The Fixed Income Fund is considered a "current-income and stability of principal" investment fund. The Fixed Income Fund consists of a mix of investment contracts, primarily with insurance companies, along with other high quality, short-term investments. The Fixed Income Fund's objectives are to preserve principal and income while maximizing current income by investing in credit-worthy investment products and by maintaining a well-diversified portfolio. Income earned is reinvested in the Fixed Income Fund. No loading or sales charges shall be applicable. The total annual return of the Fixed Income Fund was 6.28% in 1999 and 6.52% in 1998.

4.     RELATED PARTY TRANSACTIONS

Plan investments include shares of money market funds managed by Wachovia Bank, the Trustee as defined by the Plan, and therefore qualify as party-in-interests transactions.


5.     SUBSEQUENT EVENTS

The following is a high-level summary of Plan changes that became effective in January 2000:

a.   Salary deferrals can be made in 1% increments (instead of 2% increments).
b. Investment allocations can be made in 1% increments (instead of 5% increments).
c. Three new investment choices were added: Vanguard - S&P 500 Index Fund, Putnam Investors Fund and PIMCO Total Return Fund.
d. Dividends on the CP&L Common Stock Fund are credited on the ex-dividend date (instead of the dividend payable date).
e. The North Carolina Natural Gas Company ("NCNG"), a wholly-owned subsidiary of the Company, Retirement Savings Plan was merged into the Company's Plan and all eligible employees of NCNG became participants in the Plan with the same investment options as Company participants.

Effective February 1, 2000, State Street Bank and Trust Company, N.A. became Plan Trustee succeeding Wachovia Bank.

Effective February 16, 2000, allocation of shares to Plan participants in the CP&L Common Stock Fund is based on the closing share price on the day of participant allocation.

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

                Schedule G Part I - Schedule of Loans in Default
                             As of December 31, 1999

                                                       Amount Received During
                                                            Reporting Year
                                                 -----------------------------------                           Original Date of Loan
                             Original Amount                                            Unpaid Balance               Interest Rate
 Identity of Obligor              of Loan            Principal         Interest           at End of Year             Maturity Date
------------------------------------------------------------------------------------------------------------------------------------
J. Allen*                          $8,000              $750             $160                 $3,955                  July 1996
                                                                                                                       8.75%
                                                                                                                     July 2001

W. Anderson*                       15,000             2,174              163                  2,024                  March 1995
                                                                                                                       9.00%
                                                                                                                     March 2000

J. Barbour*                        17,900               867              605                 16,399                  July 1998
                                                                                                                       9.00%
                                                                                                                     July 2003

G. Coln*                           19,700                 0                0                  1,608                December 1993
                                                                                                                       6.50%
                                                                                                                   December 1998

C. Drew*                           18,000             2,991              660                  1,484                  March 1996
                                                                                                                       9.00%
                                                                                                                     March 2001

B. Faulk*                          10,400             2,054              109                    865                December 1994
                                                                                                                       8.25%
                                                                                                                   December 1999

H. Kearney*                        20,000             2,426              868                 14,810                January 1998
                                                                                                                       9.00%
                                                                                                                    January 2003

B. Martin*                          9,000                87                7                  1,871                November 1994
                                                                                                                       8.25%
                                                                                                                   December 1999

J. Pearce*                          4,000                 0                0                  3,728                August 1997
                                                                                                                       9.00%
                                                                                                                    August 2001

D. Robinson*                        3,200                 0                0                    873                September 1993
                                                                                                                       6.50%
                                                                                                                   September 1998

J. Williams*                       27,400             1,612              647                 21,003                 October 1997
                                                                                                                       9.00%
                                                                                                                    October 2002

T. Willis*                         19,200             1,885              498                  8,590                September 1997
                                                                                                                       9.00%
                                                                                                                   September 2001


                                      Amount Overdue
                            ------------------------------------

 Identity of Obligor            Principal          Interest
----------------------------------------------------------------
J. Allen*                         $929             $155



W. Anderson*                     1,359               44



J. Barbour*                      2,291              661



G. Coln*                         1,604                4



C. Drew*                         1,484                0



B. Faulk*                          855               11



H. Kearney*                      1,258              397



B. Martin*                       1,712               66



J. Pearce*                       1,565              367



D. Robinson*                       850               22



J. Williams*                     3,579              963



T. Willis*                       2,232              173


* Party in interest

Schedule G - Part III --Schedule of Nonexempt Transactions
For the Year Ended December 31, 1999


-----------------------------------------------------------------------------------------------------------------------------------
(a) Identity of     (b) relationship to     (c) Description of         (d) Purchase     (e) Selling     (f) Lease     (g) Expenses
party involved      plan, employer, or      transactions including         Price            Price           rental     incurred in
                      other party-in-       maturity date, rate of                                                   connection with
                         interest            interest, collateral,                                                      transaction
                                            par or maturity value
-----------------------------------------------------------------------------------------------------------------------------------
   CP&L                  Employer                   *                        *                *            *              *
-----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------
(h) Cost of         (i) Current             (j) Net gain or
    asset            value of asset          (loss) on each
                                              transaction
----------------------------------------------------------
    *                     *                       *
----------------------------------------------------------

* As indicated on the Schedule of Nonexempt Transactions - Line 27f to the Form 5500 for the 1998 Plan Year, following the end of the 1998 Plan Year, it was determined that certain amounts had not been remitted to the Trustee of the Plan on a timely basis. Although such amounts were subsequently remitted to the Plan and new procedures implemented to assure that the problem would not recur, the new procedures were not implemented in time to effect the changes for the first payroll period in 1999. The changes were effective for all payroll periods thereafter and the 1999 amount in question was subsequently remitted to the Plan. No participant was adversely affected by the delay.

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

      Schedule H Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1999

------------------------------------------------------------------------------------------------------------------------------------


Identity of Issue                         Description of Investment                       Cost Value                Fair Value
------------------------------------------------------------------------------------------------------------------------------------

Carolina Power & Light Company            Common stock, no par or                        $464,169,171               $600,163,795 *
                                             stated value, 19,717,907 shares


Putnam New Opportunities Fund             Mutual fund - 383,824 shares                     21,319,508                 34,912,650


EuroPacific Growth Fund                   Mutual fund - 349,435 shares                     10,571,148                 14,906,890


Fidelity Equity-Income Fund               Mutual fund - 1,661,789 shares                   69,172,927                 88,872,466


Fidelity Balanced Fund                    Mutual fund - 847,700 shares                     12,756,447                 13,020,666


Fixed Income Fund                         Mutual Fund - 341,859 shares                     14,544,220                 17,503,177


Participants' Loans Receivable            Loans to Plan participants                       20,592,584                 20,592,584 *
                                                                                         ------------               ------------
        Total                                                                            $613,126,005               $789,972,228
                                                                                         ============               ============

* Party in interest

                           STOCK PURCHASE-SAVINGS PLAN
                        OF CAROLINA POWER & LIGHT COMPANY

            Schedule H Line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1999

------------------------------------------------------------------------------------------------------------------------------------


                                                                                                   Expenses
Identity of Party/Description of Asset                Purchase Price        Selling Price          Incurred             Cost Value
------------------------------------------------------------------------------------------------------------------------------------



Wachovia Bank
    Short-Term Investment Fund:

     453   Purchases                                   $148,711,183               -                   -                $148,711,183

     445   Sales                                             -               $158,348,987             -                $158,348,987

     898   Transactions


--------------------------------------------------------------------------------------------


                                                   Current Value on
Identity of Party/Description of Asset             Transaction Date             Gain/Loss
--------------------------------------------------------------------------------------------



Wachovia Bank
    Short-Term Investment Fund:

     453   Purchases                                 $148,711,183                   -

     445   Sales                                     $158,348,987                   -
                                                     ------------
     898   Transactions                              $307,060,170
                                                     ============

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase-Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          STOCK PURCHASE-SAVINGS PLAN OF
                                          CAROLINA POWER & LIGHT COMPANY



                                          /s/ Robert B. McGehee, Chairman
                                          -------------------------------
                                          Robert B. McGehee, Chairman
                                          Stock Purchase-Savings Plan Committee


Date:  June 23, 2000

                                 EXHIBITS INDEX


Exhibit Number
--------------

Exhibit No. 23                              Consent of Deloitte & Touche LLP